UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 14, 2015

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated May 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 14, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS FIRST QUARTER 2015 RESULTS

Highlights

•	Generated distributable cash flow of $60.6 million in the first quarter of 2015, an increase of 19 percent from the first quarter of 2014.

•	Declared first quarter 2015 cash distribution of $0.5384 per common unit.

•

Knarr FPSO unit achieved first oil in mid-March 2015 and commenced its charter contract at partial rate; the acquisition of the Knarr FPSO from Teekay Corporation is expected to be completed in the second quarter of 2015.

•

The Partnership’s first Unit for Maintenance and Safety (UMS), the Arendal Spirit, was delivered in February 2015 and is expected to commence its three-year charter contract with Petrobras in June 2015.

•	Completed the acquisition of the first four of the six on-the-water long-distance towing and offshore installation vessels.

•

Liquidity of approximately $400 million as at March 31, 2015, giving pro-forma effect to the approximately $121 million of net proceeds from the Partnership’s preferred unit public offering completed in April 2015.

Hamilton, Bermuda, May 14, 2015 – Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended March 31, 2015. During the first quarter of 2015, the Partnership generated distributable cash flow(1) of $60.6 million, compared to $51.1 million in the same period of the prior year. The increase in distributable cash flow was primarily due to the acquisition of three long-distance towing and offshore installation vessels during the first quarter of 2015, the delivery of the Suksan Salamander floating storage and offtake (FSO) unit in August 2014, an increase in the charter rate on the Cidade de Rio das Ostras floating production, storage and offloading (FPSO) unit, and a decrease in operating expenses. These increases were partially offset by lower shuttle tanker revenues resulting from the sale of the Navion Norvegia in October 2014 to the Partnership’s 50 percent-owned joint venture company, which is currently being converted into an FPSO unit, and the sale of the 1997-built Navion Svenita in March 2015.

On April 2, 2015, a cash distribution of $0.5384 per common unit was declared for the quarter ended March 31, 2015. The cash distribution will be paid on May 15, 2015 to all unitholders of record on April 13, 2015.

“The Partnership’s strong first quarter cash flows and distribution coverage were largely due to higher utilization in our shuttle tanker fleet and lower operating expenses across the fleet, supported by our diversified portfolio of fixed-rate contracts,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer.

“Teekay Offshore continued to make progress during the quarter on several projects that will contribute to cash flow growth in future quarters,” Mr. Evensen continued. “Most notably, in March, the Knarr FPSO achieved first oil and commenced its charter contract with BG Group at partial rate. Subject to the unit completing certain operational tests and commencement of the full charter rate, we expect to acquire the Knarr FPSO from Teekay Corporation in the second quarter of 2015, which will allow the Partnership to increase its cash distributions following the acquisition. Our other major FPSO projects, the Petrojarl I FPSO upgrade and the Libra FPSO conversion, are also well underway and remain on track for start-up in mid-2016 and early-2017, respectively. In our offshore logistics business, we took delivery of the Arendal Spirit, our first modern floating Unit for Maintenance and Safety, or UMS, which is expected to commence its charter contract with Petrobras in June 2015, our wholly-owned subsidiary ALP Maritime has taken delivery of four of the six modern long-distance towing vessels it agreed to acquire last October, and the Randgrid shuttle tanker is currently in-transit to a shipyard in Singapore to be converted for the Gina Krog FSO project and is on track for start-up in early-2017.”

“In addition to over $3.3 billion of committed capital projects delivering over the next three years,” Mr. Evensen added, “we continue to bid on new offshore growth projects and on-the-water acquisitions.”

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of May 1, 2015.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings / Conversions		Conversion Candidates	Total
Shuttle Tanker Segment	30	(i)(ii)	2	—		—	32
FPSO Segment	5	(iii)	—	2	(iv)	—	7
FSO Segment	6		—	1	(v)	—	7
Conventional Tanker Segment	4		—	—		—	4
Towage Segment	6	(vi)	—	4	(vii)	—	10
UMS Segment	1		—	2	(viii)	—	3

Total	52		2	9		—	63

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one shuttle tanker in which Teekay Offshore’s ownership interest is 67 percent.
(ii)	Includes one HiLoad Dynamic Positioning (DP) unit.
(iii)	Includes one FPSO unit, the Cidade de Itajai, in which Teekay Offshore’s ownership interest is 50 percent.
(iv)	Consists of the Petrojarl I FPSO upgrade project and Teekay Offshore’s 50 percent ownership interest in the Libra FPSO conversion project.
(v)	Consists of the 67-percent owned shuttle tanker, the Randgrid, which is to be converted into an FSO unit for the Gina Krog FSO project.
(vi)	Includes two long-distance towing and offshore installation vessels which the Partnership has agreed to acquire and are scheduled to deliver near the end of the second quarter of 2015.
(vii)	Consists of four long-distance towing and offshore installation vessel newbuildings scheduled to deliver in 2016.
(viii)	Consists of two UMS newbuildings scheduled to deliver in the first and fourth quarter of 2016.

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Future Growth Opportunities

Pursuant to an omnibus agreement that the Partnership entered into in connection with its initial public offering in December 2006, Teekay Corporation is obligated to offer to the Partnership its interests in certain shuttle tankers, FSO units and FPSO units that Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay Corporation may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Offshore Production

FPSO Units

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited (BG) to provide a harsh weather FPSO unit to operate in the North Sea. The contract is being serviced by a newbuilding FPSO unit, the Petrojarl Knarr (Knarr), which achieved first oil and commenced its charter contract with BG in mid-March 2015 at partial rate. In December 2014, the Partnership’s Board of Directors approved the acquisition of the Knarr FPSO unit from Teekay Corporation, subject to the unit completing certain operational tests and commencing its charter contract at full rate, which is expected to occur during the second quarter of 2015. The purchase price for the Knarr, which is based on a fully built-up cost of approximately $1.25 billion, is expected to be financed through the assumption of an existing $780 million long-term debt facility, a combination of vendor financing from and new common equity units to be issued to Teekay Corporation, and a portion of the approximately $121 million of net proceeds from the Partnership’s preferred unit public offering completed in April 2015.

In December 2014, Teekay Offshore entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the QGEP contract, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million and the unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands for a fully built-up cost of approximately $232 million, including the cost of acquiring the Petrojarl I. The unit is scheduled to commence operations in mid-2016 under a five-year fixed-rate charter contract with QGEP. The FPSO will be used as an early production system unit on the Atlanta field, which is located 185 kilometers offshore from the Brazil coast at a water depth of approximately 1,550 meters and contains an estimated 260 million recoverable barrels of oil equivalent.

In January 2015, Teekay Offshore, through its 50/50 joint venture with Odebrecht Oil & Gas S.A (Odebrecht), finalized the contract with Petroleo Brasileiro SA (Petrobras) to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract will be serviced by a new FPSO unit converted from the Partnership’s 1995-built shuttle tanker, the Navion Norvegia. The conversion project is currently underway at Sembcorp Marine’s Jurong Shipyard in Singapore and is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. The FPSO conversion is expected to be completed for a total fully built-up cost of approximately $1 billion.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to the Partnership the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on its fair market value.

Teekay Corporation owns two additional FPSO units, the Hummingbird Spirit and the Petrojarl Banff, which may also be offered to the Partnership in the future pursuant to the omnibus agreement.

Offshore Logistics

Shuttle Tankers (including HiLoad DP Units)

In early-May 2015, the Partnership was awarded a two-year shuttle tanker contract of affreightment (CoA) with EnQuest PLC. (EnQuest), which will service the Alma Galia field in the North Sea. The CoA is expected to start-up in July 2015 with the requirement for up to 15 roundtrip voyages per year.

In December 2013, the Partnership was awarded a six-year shuttle tanker CoA, with extension options for up to an additional four years, with BG, which will service the Knarr oil and gas field in the North Sea. The CoA has partially commenced with the recent discharging of the Knarr FPSO unit’s first cargo in April 2015 and is expected to ramp up as the Knarr FPSO moves into full production, which is expected in the second quarter of 2015.

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In September 2013, the Partnership acquired a 2010-built HiLoad DP unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $60 million, including modification and mobilization costs. In late-December 2014, the Partnership received notification from Petrobras that the HiLoad DP unit did not meet certain test criteria under the time-charter contract required by Petrobras to commence Brazilian offshore operations. The Partnership continues to believe in the application of HiLoad technology for safe and economical offshore loading operations and is currently reviewing various alternatives. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to undertake a front-end engineering and design (FEED) study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features such as increased engine power and capability to maneuver vessels larger than Suezmax conventional tankers. Under the terms of an agreement between Remora and Teekay Offshore, the Partnership has a right of first refusal to acquire any future HiLoad DP projects developed by Remora.

FSO Units

In May 2013, the Partnership entered into an agreement with Statoil Petroleum AS (Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, the Randgrid, which the Partnership currently owns through a 67 percent-owned subsidiary. The Partnership will acquire full ownership of the vessel prior to its conversion. The FSO conversion project is expected to cost approximately $276 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization, and the cost of acquiring the remaining 33 percent ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract with Statoil, which includes 12 additional one-year extension options.

Units for Maintenance and Safety

In August 2014, the Partnership acquired Logitel Offshore Holding AS (Logitel), a Norway-based company focused on the high-end UMS market. Prior to being acquired by the Partnership, Logitel secured a three-year fixed-rate time-charter contract, plus extension options, with Petrobras in Brazil for the first UMS, the Arendal Spirit, which was delivered to the Partnership during the first quarter of 2015 and is expected to commence its time-charter contract in June 2015. In addition, Logitel is currently constructing two additional UMS newbuildings, based on the Sevan Marine ASA (Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (COSCO) in China for a total cost of approximately $404 million. The Partnership intends to secure charter contracts for these two UMS newbuildings prior to their deliveries which are currently scheduled for the first quarter of 2016 and the fourth quarter of 2016, respectively; however, the Partnership has the option to defer the delivery of these two units by up to one year. In addition, the Partnership currently holds options to order up to an additional five UMS newbuildings from the COSCO shipyard.

Long-Distance Towing and Offshore Installation Vessels

In March 2014, Teekay Offshore, through its wholly-owned subsidiary, ALP Maritime Services B.V. (ALP), entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation vessel newbuildings, which will be equipped with DP capabilities, for a fully built-up cost of approximately $258 million and are scheduled to deliver in 2016.

In late-October 2014, ALP agreed to acquire six modern on-the-water long-distance towing and offshore installation vessels for approximately $220 million. The vessels were built between 2006 and 2010 and are all equipped with DP capabilities. ALP has now taken delivery of four vessels and expects to take delivery of the remaining two vessels near the end of the second quarter of 2015. Including these vessels and ALP’s four state-of-the-art long-distance towing and offshore installation newbuildings, ALP will become the world’s largest owner and operator of DP long-distance towing and offshore installation vessels. All ten vessels will be capable of long-distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (FLNG) units and floating drill rigs.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $40.5 million for the quarter ended March 31, 2015, compared to $31.2 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $57.7 million and $23.8 million for the quarters ended March 31, 2015 and 2014, respectively, primarily relating to unrealized losses on derivative instruments and foreign currency and write-down and gain on sale of vessels, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, a net loss attributable to the partners of $17.2 million for the first quarter of 2015, compared to net income attributable to the partners of $7.3 million in the same period of the prior year. Net revenues(2) increased to $228.4 million for the first quarter of 2015, compared to $225.8 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three months ended March 31, 2015 increased from the same period in the prior year mainly due to a reduction in operating expenses primarily due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Brazilian Real and the timing of maintenance campaigns, lower time-charter hire expense, higher charter rates on the Cidade de Rio das Ostras FPSO unit as the unit was in operation throughout the first quarter of 2015 whereas it was earning a reduced charter rate while repositioning during the same period last year, an increase in revenues for the Voyageur Spirit FPSO unit as the unit was declared on-hire during the second quarter of 2014, and the delivery of the Suksan Salamander FSO unit and three long-distance towing and offshore installation vessels in August 2014 and the first quarter of 2015, respectively. These increases were partially offset by lower shuttle tanker revenues resulting from the sale of the Navion Norvegia to the Partnership’s 50 percent-owned joint venture company, which is currently being converted into an FPSO unit, and the sale of the Navion Svenita in March 2015. For the three months ended March 31, 2014, indemnification payments of $3.5 million received from Teekay Corporation related to the Voyageur Spirit FPSO off-hire were not included in adjusted net income but instead were accounted for as an equity adjustment.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of (loss) income, changes in the fair value of derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s six segments: the Shuttle Tanker segment, the FPSO segment, the FSO segment, the Conventional Tanker segment, the Towage segment and the UMS segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendices C through F for further details).

	Three Months Ended March 31, 2015
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Net revenues(2)	118,561	84,203	14,354	7,494	3,782	—	228,394
Vessel operating expenses	(34,317)	(31,233)	(6,359)	(1,374)	(751)	—	(74,034)
Time-charter hire expense	(6,321)	—	—	—	(662)	—	(6,983)
Depreciation and amortization	(28,367)	(20,095)	(2,920)	(1,674)	(548)	—	(53,604)

CFVO from consolidated vessels(3)	67,738	44,118	8,531	5,868	2,059	(507)	127,807
CFVO from equity accounted vessel(4)	—	8,854	—	—	—	—	8,854
Total CFVO(3)(4)	67,738	52,972	8,531	5,868	2,059	(507)	136,661

	Three Months Ended March 31, 2014
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	Total
Net revenues(2)	121,474	83,137	14,266	6,903	—	225,780
Vessel operating expenses	(40,406)	(40,391)	(5,873)	(1,460)	—	(88,130)
Time-charter hire expense	(11,412)	—	—	—	—	(11,412)
Depreciation and amortization	(27,281)	(17,903)	(1,693)	(1,611)	—	(48,488)

CFVO from consolidated vessels(3)	61,989	33,846	8,492	4,910	(1,088)	108,149
CFVO from equity accounted vessel(4)	—	7,947	—	—	—	7,947
Total CFVO(3)(4)	61,989	41,793	8,492	4,910	(1,088)	116,096

(1)	The Partnership acquired 100 percent of the outstanding shares of Logitel during the third quarter of 2014.
(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C, included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(3)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before depreciation and amortization expense, gain on vessel sale, write-down of vessels and amortization of deferred gains, and includes the realized losses on the settlement of foreign exchange forward contracts and adjustments for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E included in this release for a description and reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(4)

CFVO from equity accounted vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels, the Cidade de Itajai FPSO unit and Libra FPSO conversion project. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment increased to $67.7 million for the first quarter of 2015 compared to $62.0 million for the same period of the prior year, primarily due to lower crewing expenses resulting from the change in crew mix on one of the shuttle tankers and the appreciation of the U.S. Dollar against the Norwegian Kroner, lower time-charter hire expense by utilizing the Partnership’s owned fleet and lower operating expenses related to the timing of maintenance programs. These increases were partially offset by the redelivery of one shuttle tanker in February 2014 as it completed its time-charter-out agreement and the sale of the Navion Svenita in March 2015.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment, including equity-accounted FPSO units, increased to $53.0 million for the first quarter of 2015 compared to $41.8 million for the same period of the prior year, primarily due to lower operating expenses as a result of the strengthening of the U.S. Dollar associated with Norwegian and Brazilian crew wages and the timing of maintenance campaigns, an increase in revenues from the Voyageur Spirit FPSO unit as the unit was declared on-hire during the second quarter of 2014 and higher revenue from the Cidade de Rio das Ostras FPSO unit as the units was in operations throughout the first quarter of 2015 whereas it was earning a reduced charter rate during the same period last year while repositioning. Cash received from Teekay Corporation in relation to the Voyageur Spirit indemnification of $3.5 million during the three months ended March 31, 2014 was not included as part of cash flow from vessel operations, but was instead accounted for as an equity adjustment.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment of $8.5 million for the first quarter of 2015 was consistent with the same period of the prior year. The delivery of the Suksan Salamander FSO in August 2014 was offset by the re-contracting of the Pattani Spirit FSO at a lower charter rate in April 2014.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $5.9 million for the first quarter of 2015 compared to $4.9 million for the same period of the prior year, primarily due to a higher amount of reimbursed fuel expenses.

Towage Segment

Cash flow from vessel operations from the Partnership’s Towage segment of $2.1 million for the first quarter of 2015 relates to the three long-distance towing and offshore installation vessels acquired during the first quarter of 2015.

Liquidity and Continuous Offering Program Update

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units at market prices up to a maximum aggregate amount of $100 million. As at March 31, 2015, the Partnership had sold an aggregate of 296,858 common units under the COP, generating proceeds of approximately $10.0 million (including the Partnership’s general partner’s two percent proportionate capital contribution and net of offering costs). The Partnership did not sell any common units under the COP during the first quarter of 2015.

In April 2015, the Partnership completed a $125 million 8.5 percent perpetual preferred unit public offering raising net proceeds of approximately $121.1 million. The net proceeds from the public offering will be used for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions, which may include funding the Partnership’s acquisition of the Knarr FPSO unit from Teekay Corporation.

As of March 31, 2015, the Partnership had total liquidity of $278.8 million, which consisted of cash and cash equivalents. Giving pro-forma effect to the $121.1 million of net proceeds from the Partnership’s preferred unit public offering completed in April 2015, the Partnership’s liquidity as at March 31, 2015 would have been $399.9 million.

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2014 Audited Financial Statements

Teekay Offshore Partners L.P. filed its 2014 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 2, 2015. Copies are available on Teekay Offshore’s website, under “Investors – Teekay Offshore Partners L.P. – Financials & Presentations”, at www.teekay.com. Unitholders may request a printed copy of this annual report, including the complete audited financial statements free of charge by contacting Teekay Offshore’s Investor Relations.

Conference Call

The Partnership plans to host a conference call on Friday, May 15, 2015 at noon (ET) to discuss the results for the first quarter of 2015. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-524-8850 or 416-204-9702, if outside North America, and quoting conference ID code 6206725.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

A supporting First Quarter 2015 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

The conference call will be recorded and available until Friday, May 29, 2015. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 6206725.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $4.3 billion, comprised of 63 offshore assets, including shuttle tankers, floating production, storage and offloading (FPSO) units, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Web site: www.teekay.com

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except unit data)

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
	(unaudited)	(unaudited)	(unaudited)
Revenues	250,911	260,461	259,234

Voyage expenses	(22,517)	(24,208)	(33,454)
Vessel operating expenses	(74,034)	(84,294)	(88,130)
Time-charter hire expense	(6,983)	(7,618)	(11,412)
Depreciation and amortization	(53,604)	(51,832)	(48,488)
General and administrative	(14,880)	(20,575)	(14,849)
(Write-down) and gain on sale of vessels(1)	(13,853)	3,121	—
Restructuring charge(2)	—	—	(559)

Income from vessel operations	65,040	75,055	62,342

Interest expense	(23,183)	(24,982)	(18,920)
Interest income	134	207	177
Realized and unrealized losses on derivative instruments(3)	(51,648)	(59,495)	(36,632)
Equity income	4,091	1,764	3,703
Foreign currency exchange loss(4)	(7,076)	(11,590)	(775)
Other income – net	259	597	390

(Loss) income before income tax expense	(12,383)	(18,444)	10,285
Income tax (expense) recovery	(845)	734	(1,263)

Net (loss) income	(13,228)	(17,710)	9,022

Non-controlling interests in net (loss) income	3,998	5,547	1,679
Preferred unitholders’ interest in net (loss) income	2,719	2,719	2,719
General Partner’s interest in net (loss) income	3,764	3,643	3,943
Limited partners’ interest in net (loss) income	(23,709)	(29,619)	681
Weighted-average number of common units:
– basic	92,391,826	88,159,388	85,455,292
– diluted	92,391,826	88,159,388	85,480,352
Total number of common units outstanding at end of period	92,413,598	92,386,383	85,468,145

(1)

(Write-down) and gain on sale of vessels for the three months ended March 31, 2015 includes the impairment of two 1990s-built shuttle tankers to their estimated fair values. The write-downs were the result of a recent change in the operating plans of one vessel and the expected sale of one vessel. (Write-down) and gain on sale of vessels for the three months ended March 31, 2015 also includes a gain on the sale of a 1997-built shuttle tanker, the Navion Svenita. (Write-down) and gain on sale of vessels for the three months ended December 31, 2014 includes a gain on the sale of a 1995-built shuttle tanker to a 50/50 joint venture held between the Partnership and a joint venture partner.

(2)	Restructuring charges for the three months ended March 31, 2014 relates to the reflagging of a shuttle tanker.

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(3)

Realized losses on derivative instruments relate to amounts the Partnership actually paid to settle derivative instruments, and the unrealized (losses) gains on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Realized losses relating to:
Interest rate swaps	(12,298)	(13,729)	(14,063)
Foreign currency forward contracts	(3,253)	(1,331)	(497)

	(15,551)	(15,060)	(14,560)

Unrealized (losses) gains relating to:
Interest rate swaps	(31,001)	(35,625)	(24,108)
Foreign currency forward contracts	(5,096)	(8,810)	2,036

	(36,097)	(44,435)	(22,072)

Total realized and unrealized losses on derivative instruments	(51,648)	(59,495)	(36,632)

(4)

Foreign currency exchange losses include realized (losses) gains relating to the amounts the Partnership (paid) received to settle its non-designated cross currency swaps that were entered into as an economic hedge relating to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million of unsecured bonds in 2012 maturing in 2017, NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018, and NOK 1,000 million of unsecured bonds in 2014 maturing in 2019. Foreign currency exchange losses also include unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds, as detailed in the table below:

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Realized (losses) gains on cross currency swaps	(2,380)	(1,473)	16
Unrealized (losses) gains on cross currency swaps	(32,201)	(68,455)	7,575
Unrealized gains (losses) on revaluation of NOK bonds	29,392	62,127	(9,130)

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2015	As at December 31, 2014
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	278,846	252,138
Restricted cash – current	69,237	4,704
Accounts receivable	87,681	103,665
Vessel held for sale	5,000	—
Net investments in direct financing leases – current	5,224	4,987
Prepaid expenses	26,829	30,211
Due from affiliates	33,032	44,225
Advances to joint venture	—	5,225
Other current assets	4,626	4,626

Total current assets	510,475	449,781

Restricted cash – long-term	735	42,056
Vessels and equipment
At cost, less accumulated depreciation	3,076,643	3,010,689
Advances on newbuilding contracts and conversion costs	395,945	172,776
Net investments in direct financing leases	16,088	17,471
Investment in equity accounted joint ventures	64,061	54,955
Derivative instruments	1,679	4,660
Deferred tax asset	5,054	5,959
Other assets	52,331	51,362
Intangible assets – net	5,655	6,410
Goodwill	129,145	129,145

Total assets	4,257,811	3,945,264

LIABILITIES AND EQUITY
Current
Accounts payable	11,133	15,064
Accrued liabilities	105,739	68,013
Deferred revenues	16,197	25,669
Due to affiliates	125,724	108,941
Current portion of derivative instruments	125,577	85,318
Current portion of long-term debt	395,008	258,014
Current portion of in-process revenue contracts	12,779	12,744

Total current liabilities	792,157	573,763

Long-term debt	2,311,922	2,178,009
Derivative instruments	282,812	257,754
In-process revenue contracts	72,628	75,805
Other long-term liabilities	55,178	44,238

Total liabilities	3,514,697	3,129,569

Redeemable non-controlling interest	12,059	12,842
Equity
Limited partners – common units (92.4 million units issued and outstanding at March 31, 2015 and December 31, 2014, respectively)	516,674	589,165
Limited partners – preferred units (6.0 million units issued and outstanding at March 31, 2015 and December 31, 2014, respectively)	144,800	144,800
General Partner	19,560	21,038

Partners’ equity	681,034	755,003

Non-controlling interests	50,021	47,850

Total equity	731,055	802,853

Total liabilities and total equity	4,257,811	3,945,264

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2015	March 31, 2014
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(13,228)	9,022
Non-cash items:
Unrealized loss on derivative instruments	68,298	14,497
Equity income	(4,091)	(3,703)
Depreciation and amortization	53,604	48,488
Write-down and (gain) on sale of vessels	13,853	—
Deferred income tax expense	490	10
Amortization of in-process revenue contracts	(3,142)	(3,142)
Foreign currency exchange (gain) loss and other	(22,556)	8,629
Change in non-cash working capital items related to operating activities	36,612	(49,017)
Expenditures for dry docking	(3,963)	(5,212)

Net operating cash flow	125,877	19,572

FINANCING ACTIVITIES
Proceeds from long-term debt	379,717	208,821
Scheduled repayments of long-term debt	(65,812)	(37,999)
Prepayments of long-term debt	(13,606)	(70,000)
Debt issuance costs	(4,658)	(2,250)
Decrease in restricted cash	10,870	—
Repayment from joint ventures	5,225	—
Cash distributions paid by the Partnership	(57,722)	(57,204)
Cash distributions paid by subsidiaries to non-controlling interests	(2,610)	—
Equity contribution from joint venture partner	—	6,500
Indemnification on Voyageur Spirit FPSO from Teekay Corporation	—	3,474
Other	288	611

Net financing cash flow	251,692	51,953

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(321,827)	(66,772)
Increase in restricted cash (1)	(34,082)	—
Proceeds from sale of vessels and equipment	8,918	—
Direct financing lease payments received	1,146	1,433
Investment in equity accounted joint ventures	(5,016)	—
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million)	—	(2,322)

Net investing cash flow	(350,861)	(67,661)

Increase in cash and cash equivalents	26,708	3,864
Cash and cash equivalents, beginning of the period	252,138	219,126

Cash and cash equivalents, end of the period	278,846	222,990

(1)

Increase in restricted cash for the three months ended March 31, 2015 relates to cash held in escrow related to a holdback on the purchase price of three towing and offshore installation vessels during the period.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2015	March 31, 2014
	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(13,228)	9,022
Adjustments:
Net income attributable to non-controlling interests	(3,998)	(1,679)

Net (loss) income attributable to the partners	(17,226)	7,343
Add (subtract) specific items affecting net income :
Foreign currency exchange losses (1)	4,696	791
Unrealized losses on derivative instruments (2)	36,627	21,921
Write-down and (gain) on sale of vessels (3)	13,853	—
Pre-operational costs (4)	2,307	—
Acquisition, restructuring charges and other (5)	—	922
Non-controlling interests’ share of items above (6)	251	199

Total adjustments	57,734	23,833

Adjusted net income attributable to the partners	40,508	31,176

(1)

Foreign currency exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and excludes the realized gains and losses relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership.

(2)

Reflects the unrealized losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, including the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO and Libra FPSO equity accounted joint ventures.

(3)

(Write-down) and gain on sale of vessels for the three months ended March 31, 2015 includes the impairment of two 1990s-built shuttle tankers to their estimated fair values. The write-downs were the result of a recent change in the operating plans of one vessel and the expected sale of one vessel. (Write-down) and gain on sale of vessels for the three months ended March 31, 2015 also includes a gain on the sale of a 1997-built shuttle tanker, the Navion Svenita.

(4)	Reflects depreciation and amortization and the realized losses on foreign currency forward contracts relating to upgrade costs on the Petrojarl 1 FPSO unit.
(5)

Other items for the three months ended March 31, 2014 includes restructuring charges relating to the reflagging of a vessel and a fee associated with the acquisition of ALP, partially offset by a seafarer pension credit.

(6)

Items affecting net (loss) income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

DISTRIBUTABLE CASH FLOW

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net (loss) income adjusted for depreciation and amortization expense, non-controlling interests, non-cash items, distributions relating to equity financing of newbuilding installments and on our preferred units, vessel and business acquisition costs, estimated maintenance capital expenditures, gain on sale and write-down of vessels, unrealized gains and losses from derivatives, non-cash income taxes and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net (loss) income for the quarters ended March 31, 2015 and March 31, 2014, respectively.

	Three Months Ended
	March 31, 2015	March 31, 2014
	(unaudited)	(unaudited)
Net (loss) income	(13,228)	9,022

Add (subtract):
Depreciation and amortization	53,604	48,488
Unrealized losses on derivative instruments (1)	36,097	22,072
Write-down and (gain) on sale of vessels	13,853	—
Partnership’s share of equity accounted joint venture’s distributable cash flow net of estimated maintenance capital expenditures (2)	5,654	4,860
Distributions relating to equity financing of newbuildings and conversion costs	3,749	1,707
Indemnification from Teekay Corporation relating to the Voyageur Spirit FPSO (3)	—	3,474
Distributions relating to preferred units	(2,719)	(2,719)
Equity income from joint venture	(4,091)	(3,703)
Estimated maintenance capital expenditures (2)	(29,254)	(28,877)
Foreign currency exchange and other, net	4,033	1,106

Distributable Cash Flow before Non-Controlling Interests	67,698	55,430
Non-controlling interests’ share of DCF	(7,086)	(4,370)

Distributable Cash Flow	60,612	51,060

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.
(2)

Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended March 31, 2015 and 2014 were $1.0 million and $1.0 million, respectively.

(3)

Indemnification of the loss of revenues and certain unrecovered vessel operating expenses from the Voyageur Spirit FPSO is effectively treated as a reduction to estimated maintenance capital expenditures in the first quarter of 2014, since the indemnification amount received from Teekay Corporation is effectively treated as a reduction to the purchase price of the Voyageur Spirit FPSO.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2015
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Revenues	138,090	84,203	14,486	8,062	6,070	—	250,911
Voyage expenses	(19,529)	—	(132)	(568)	(2,288)	—	(22,517)

Net revenues	118,561	84,203	14,354	7,494	3,782	—	228,394

	Three Months Ended March 31, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	Total
Revenues	153,180	83,137	14,289	8,628	—	259,234
Voyage expenses	(31,706)	—	(23)	(1,725)	—	(33,454)

Net revenues	121,474	83,137	14,266	6,903	—	225,780

(1)	The Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS during the third quarter of 2014.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended March 31, 2015
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Net revenues (See Appendix C)	118,561	84,203	14,354	7,494	3,782	—	228,394
Vessel operating expenses	(34,317)	(31,233)	(6,359)	(1,374)	(751)	—	(74,034)
Time-charter hire expense	(6,321)	—	—	—	(662)	—	(6,983)
Depreciation and amortization	(28,367)	(20,095)	(2,920)	(1,674)	(548)	—	(53,604)
General and administrative	(8,399)	(4,802)	(610)	(252)	(310)	(507)	(14,880)
(Write-down) and gain on sale of vessels	(13,853)	—	—	—	—	—	(13,853)

Income from vessel operations	27,304	28,073	4,465	4,194	1,511	(507)	65,040

	Three Months Ended March 31, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	Total
Net revenues (See Appendix C)	121,474	83,137	14,266	6,903	—	225,780
Vessel operating expenses	(40,406)	(40,391)	(5,873)	(1,460)	—	(88,130)
Time-charter hire expense	(11,412)	—	—	—	—	(11,412)
Depreciation and amortization	(27,281)	(17,903)	(1,693)	(1,611)	—	(48,488)
General and administrative	(6,611)	(5,758)	(859)	(533)	(1,088)	(14,849)
Restructuring charge(1)	(559)	—	—	—	—	(559)

Income from vessel operations	35,205	19,085	5,841	3,299	(1,088)	62,342

(1)	The Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS during the third quarter of 2014.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM CONSOLIDATED VESSELS

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before depreciation and amortization expense, gain on vessel sale, write-down of vessels and amortization of deferred gains, and includes the realized losses on the settlement of foreign exchange forward contracts and adjustments for direct financing leases to a cash basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2015
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Income from vessel operations (See Appendix D)	27,304	28,073	4,465	4,194	1,511	(507)	65,040
Depreciation and amortization	28,367	20,095	2,920	1,674	548	—	53,604
Realized losses from the settlements of non- designated foreign exchange forward contracts	(1,786)	(908)	—	—	—	—	(2,694)
Amortization of non-cash portion of revenue contracts	—	(3,142)	—	—	—	—	(3,142)
Write-down and (gain) on sale of vessels	13,853	—	—	—	—	—	13,853
Falcon Spirit revenue accounted for as direct financing lease	—	—	(984)	—	—	—	(984)
Falcon Spirit cash flow from time-charter contracts	—	—	2,130	—	—	—	2,130

Cash flow from vessel operations from consolidated vessels	67,738	44,118	8,531	5,868	2,059	(507)	127,807

	Three Months Ended March 31, 2014
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	Total
Income from vessel operations (See Appendix D)(1)	35,205	19,085	5,841	3,299	(1,088)	62,342
Depreciation and amortization	27,281	17,903	1,693	1,611	—	48,488
Realized losses from the settlements of non- designated foreign exchange forward contracts	(497)	—	—	—	—	(497)
Amortization of non-cash portion of revenue contracts	—	(3,142)	—	—	—	(3,142)
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,184)	—	—	(1,184)
Falcon Spirit cash flow from time-charter contracts	—	—	2,142	—	—	2,142

Cash flow from vessel operations from consolidated vessels	61,989	33,846	8,492	4,910	(1,088)	108,149

(1)	The Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS during the third quarter of 2014.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX F - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSELS

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessels

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before depreciation and amortization expense. Cash flow from equity accounted vessels represents the Partnership’s proportionate share of cash flow from vessel operations from its equity-accounted vessels, the Cidade de Itajai FPSO unit and Libra FPSO conversion project. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014
	(unaudited)		(unaudited)
	At 100%	Partnership’s 50%	At 100%	Partnership’s 50%
Voyage revenues	23,711	11,856	23,385	11,693
Vessel and other operating expenses	(5,997)	(2,999)	(7,471)	(3,735)
Depreciation and amortization	(4,164)	(2,082)	(4,466)	(2,233)
General and administrative	(6)	(3)	(21)	(11)

Income from vessel operations of equity accounted vessel	13,544	6,772	11,427	5,714

Net interest expense	(2,630)	(1,315)	(1,735)	(868)
Realized and unrealized losses on derivative instruments	(2,522)	(1,261)	(1,788)	(894)
Foreign currency exchange loss	—	—	(475)	(238)

Total other items	(5,152)	(2,576)	(3,998)	(2,000)

Net income / equity income of equity accounted vessel before income tax expense	8,392	4,196	7,429	3,714
Income tax expense	(210)	(105)	(22)	(11)

Net income / equity income of equity accounted vessel	8,182	4,091	7,407	3,703

Income from vessel operations	13,544	6,772	11,427	5,714
Depreciation and amortization	4,164	2,082	4,466	2,233

Cash flow from vessel operations from equity accounted vessels	17,708	8,854	15,893	7,947

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s growth projects, including the timing and certainty of new organic offshore projects and future acquisitions, and the impact of these projects on the Partnership’s future distributable cash flows; the timing of newbuilding, conversion and upgrade vessel or offshore unit deliveries and commencement of their respective charter contracts; the timing of the sale of the held for sale shuttle tanker; the Partnership’s acquisition of future HiLoad projects and potential for improved features of new HiLoad DP vessel designs; the future application of the HiLoad technology, including securing a contract for the completed HiLoad DP unit; the estimated reserves on the Atlanta field; the timing and purchase price of the Partnership’s acquisition of the remaining two long-distance towing and offshore installation vessels; the timing and certainty of entering into charter contracts for the UMS newbuildings prior to their deliveries; the estimated cost of building, converting or upgrading vessels or offshore units; the Partnership’s acquisition of the Knarr FPSO, including the purchase price, the timing of completion of testing and contract start-up at full rate for this FPSO unit, the timing of the Partnership completing the acquisition, and the consideration for the acquisition; the start-up dates of the shuttle tanker CoA contracts with EnQuest and BG, including the impact on the utilization of the Partnership’s shuttle tanker CoA fleet and the number of roundtrip voyages; the timing and amount of the expected increase in the Partnership’s cash distributions after the acquisition of the Knarr FPSO; the use of proceeds from the preferred unit offering; and the potential for Teekay Corporation or third parties to offer additional vessels or projects to the Partnership and the Partnership agreeing to acquire such vessels or projects. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; failure by the Partnership to secure charter contracts for UMS newbuildings; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; delays in the commencement of time-charters; the inability to successfully secure a contract for the HiLoad DP unit; inability of Remora to develop innovations for future HiLoad DP unit designs; failure of the Partnership to receive offers for additional vessels or offshore units from Teekay Corporation, Sevan, Remora or third parties; failure by the Partnership to complete the acquisition of the remaining two long-distance towing and offshore installation vessels, including the transition of technical and commercial management of the vessels to ALP; potential delays in the commencement of full operations of the Knarr FPSO unit; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets and complete organic growth projects; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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